Cereus Technology Partners, Inc.
                       1000 Abernathy Road (Suite 1000)
                            Atlanta, Georgia 30328


                                                              January 19, 2000

Securities and Exchange Commission
450 Fifth Street, N.,W.
Washington, D.C.  20549

Attention: H. Roger Scholl
           Assistant Director
           Division of Corporation Finance


                  Re:  Cereus Technology Partners, Inc.
                       CIK No. 0000928032
                       Request for Withdrawal of Form 10-SB
                       ------------------------------------

Gentlemen:

Cereus Technology Partners, Inc. (the "Company") hereby requests that its Form 10-SB that was filed with the Commission on December 21, 1999, be withdrawn. This request is being transmitted to the Commission contemporaneously with a Form 8-A Registration Statement that is being filed by the Company in order to register its Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act"). The reasons for the withdrawal request are to facilitate the registration of the Company's Common Stock under the 1934 Act and to implement the telephone conversation that counsel for the issuer had with Messrs. H. Roger Scholl, John C. Penn and Carl Hiller of the Staff on January 12, 2000.

                                Sincerely yours,

                                CEREUS TECHNOLGY PARTNERS, INC.

                                By: /s/PAUL R. ARENA
                                    ----------------
                                    Paul R. Arena
                                    Vice Chairman of the Board and President